[Occidental Petroleum Corporation Letterhead]

December 19, 2005

Via EDGAR

Mr. H. Roger Schwall,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Occidental Petroleum Corporation—
Registration Statement on Form S-4 (File No. 333-129721)

Dear Mr. Schwall:

On behalf of Occidental Petroleum Corporation (Occidental), we are responding to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of December 15, 2005 to Donald P. de Brier. In addition, we enclose herewith Amendment No. 1 to Occidental’s Registration Statement on Form S-4 dated December 19, 2005. For your convenience, we have included the comment of the Staff in boldface type.

Staff’s Comment and Occidental’s Response:

1.	During our telephone conversation, we advised you that it appeared that you were required by Article 11 of Regulation S-X to include pro forma financial statements. In response, you proposed in your letter dated December 8, 2005, to include the information submitted as Attachment 1. Please ensure that such information is included in your next amendment.

R: The Registration Statement has been amended as indicated on pages 14 through 22 in response to this comment.

* * * * *

Please note that in our amended filing, we indicate a Vintage stockholders meeting date of January 26, 2006, and accordingly request your continued prompt attention to this matter. If you have any further questions relating to this matter, please feel free to contact the undersigned at (310) 443-6189.

Sincerely,

/s/    Linda S. Peterson

cc:	Carmen Moncada-Terry
(Securities and Exchange Commission)

Donald P. de Brier
(Occidental Petroleum Corporation)

Robert W. Cox
(Vintage Petroleum, Inc.)

Patrick S. Brown
Alison S. Ressler
(Sullivan & Cromwell LLP)

Robert J. Melgaard
Robert A. Curry
(Conner & Winters, LLP)